Eaton Vance Management

Two International Place

Boston, MA  02110

(617) 482-8260

www.eatonvance.com

June 1, 2017

VIA EDGAR CORRESPONDENCE

Megan Miller

Staff Accountant

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:  Comments on Financial Statements

Dear Ms. Miller:

This letter is in response to the comments you provided telephonically to the undersigned on April 11, 2017 with respect to the shareholder reports and Forms N-CSR, N-1A and N-SAR filed by the registrants as listed on Schedule A. The comments and responses thereto are set forth below.  References herein to “Registrant” is to the appropriate references to sections of shareholder reports and Forms N-CSR, N-1A, and N-SAR are from the documents specified on Schedule A except as otherwise indicated. Changes referenced in responses below will be incorporated into shareholder reports or applicable regulatory filings as noted below for periods ending June 30, 2017 and thereafter.

Form N-CSR

Eaton Vance New Jersey Municipal Income Fund and Eaton Vance Pennsylvania Municipal Income Fund

1.

Comment:  The Notes to Financial Statements disclose the amount of floating rate notes outstanding, interest rate or range of interest rate, and collateral for floating rate notes outstanding.  The Staff notes that the average amount of floating rate notes outstanding and average interest rate includes fees.  Please explain why all of the amounts of floating rate notes outstanding do not include fees.

Response: The reference to the inclusion of fees relates only to the calculation of average interest rates on floating rate notes because such fees are included as a component of interest expense and fees on the Statement of Operations. At July 31, 2016, any unpaid fees related to the floating rate notes outstanding were included in interest expense and fees payable on the Statement of Assets and Liabilities.

U.S. Securities and Exchange Commission

June 1, 2017

2.

Comment:  The Financial Highlights disclose expenses exclusive of interest and fees, interest and fee expense, and total expenses.  Please consider disclosing only the expense ratio required by the Form, and include all other in the footnote below the statement.

Response: The Registrant believes that the current presentation is informative and clearly communicates the nature of the Fund’s expenses. For funds that employ investment leverage, interest expense can be a significant component of total expenses and, while not required, the Registrant believes it is important to identify interest expenses relative to the fund’s other expenses and total expenses.

Eaton Vance Hexavest International Equity Fund, Eaton Vance Hexavest Emerging Markets Equity Fund, and Eaton Vance Hexavest Global Equity Fund, Eaton Vance Global Macro Absolute Return Fund, Eaton Vance Commodity Strategy Fund

3.

Comment: The Staff noted certain funds purchased and sold USD in connection with foreign exchange contracts.  The Average Notional Amount disclosed in the Annual Report (page 53) shows one notional calculation. Please consider indicating that this amount is shown on a net basis and includes purchases and sales of USD.  Please address this comment across all funds in the Eaton Vance fund complex, as applicable.

Response: The Registrant will clarify the disclosure in future reports to indicate that the average notional amount reflects the absolute value of gross purchases and gross sales in the calculation of the average volume of foreign exchange contracts.

Eaton Vance Hexavest International Equity Fund, Eaton Vance Hexavest Emerging Markets Equity Fund, and Eaton Vance Hexavest Global Equity Fund

4.

Comment: The Staff notes that, in accordance with FASB Accounting Standards Codification (“ASC”) 850, the Notes to the Financial Statements must disclose the must disclose the rates, amounts, and terms of payment pursuant to the sub-advisory contract with Hexavest Inc.

Response:  The sub-advisory agreement relating to each Fund is between the Fund adviser and Hexavest Inc., the Fund sub-adviser (Hexavest).  The Fund is not a party to the sub-advisory agreement.  Accordingly, Registrant believes the disclosure in the Notes to the Financial Statements concerning the delegation of the investment management of each Fund by its adviser to the sub-adviser is sufficient to meet the requirements of ASC 850.

Eaton Vance Balanced Fund and Eaton Vance Core Bond Fund

5.

Comment:  Please consider including the type of fund structure applicable to each fund in the Financial Statements (i.e., Fund-of-Fund, Master-Feeder, etc.)

Response: Registrant believes that the current disclosure in the Notes to Financial Statements, which describes the entities in which the Fund invests in meeting its investment objective, is adequate to understand a fund’s structure.  For instance, see Note 1 to the Financial Statements of Balanced Fund, which states that the Fund currently pursues its objective by investing all of its investable assets in interests in two portfolios.

U.S. Securities and Exchange Commission

June 1, 2017

Eaton Vance Growth Fund

6.

Comment: In accordance with ASC 805-10-50, 805-20-50, and 805-30-50, please include the exchange ratio for a reorganization within the Notes to the Financial Statements for surviving or acquired funds.

Response: The Notes to the Financial Statements include both the number of shares issued by the acquiring fund and the number of shares of the acquired fund that were exchanged in the reorganization for each class of shares. Registrant believes that this disclosure meets the requirement of ASC 805.

International Income Portfolio and Eaton Vance Diversified Currency Income Fund

7.

Comment: The Notes to the Financial Statements disclose details on expense limitations.  Please explain whether the fee reductions are subject to recoupment from the adviser.  If so, please disclose the terms of recoupment. Please apply this comment to all subsidized funds within the Eaton Vance fund complex.

Response:  The fees waived and/or expenses reimbursed under the expense reimbursement arrangements are not recoverable by the investment adviser or its affiliates in future periods.  As disclosed in the Prospectus for each Fund, amounts reimbursed may be recouped by the investment adviser and/or its affiliates during the same fiscal year to the extent actual expenses are less than the contractual expense cap during such year.

Parametric Emerging Markets Fund, Parametric International Equity Fund, Parametric Commodity Strategy Fund, and Parametric Dividend Income Fund

8.

Comment: Please explain why the rate or dollar amount of the portion of the advisory and administration fees that Eaton Vance Management pays to Parametric Portfolio Associates LLC is not disclosed in the Notes to the Financial Statements, as required by ASC 850.

Response:  The sub-advisory agreement relating to each Fund is between the Fund adviser and Hexavest Inc., the Fund sub-adviser (Hexavest).  The Fund is not a party to the sub-advisory agreement.  Accordingly, Registrant believes the disclosure in the Notes to the Financial Statements concerning the delegation of the investment management of each Fund by its adviser to the sub-adviser is sufficient to meet the requirements of ASC 850.

Tax Managed Growth Portfolio

9.

Comment:  The Staff notes the disclosure of Legal Proceedings in Note 8 of the Notes to the Financial Statements.  Please include a line item in the Statement of Assets and Liabilities entitled “Commitment and Contingent Liabilities,” in accordance with Regulation S-X 6-04.15.  Please apply across the Eaton Vance fund complex, as applicable.

Response:  The Registrant acknowledges the above comment and will include the line item in the Statement of Assets and Liabilities in future shareholder reports of this Portfolio and other Eaton Vance funds, as applicable.

U.S. Securities and Exchange Commission

June 1, 2017

Eaton Vance Tax-Managed Global Small-Cap Fund

10.

Comment:  The Statement of Assets and Liabilities references investments in Tax-Managed Small Cap Value Portfolio, which appears to be a previous name of the Fund.  Please correct.

Response:  The Registrant acknowledges that the name of the Portfolio in which the Fund invests, appearing in the Statement of Assets and Liabilities, reflects the Portfolio’s former name.  This will be corrected in the Fund’s next shareholder report.

Emerging Markets Local Income Portfolio

11.

Comment:  The Staff notes a large percentage of gains and losses via derivatives transactions, and further notes there are no disclosures regarding the impact of derivatives contained in Management’s Discussion of Fund Performance (MDFP). In accordance with the SEC’s Division of Investment Management letter from Barry Miller to Karen McMillan, General Counsel of the ICI, dated July 30, 2010, please ensure that the use of derivatives is adequately disclosed.  Please apply this comment to all feeder funds of Emerging Markets Local Income Portfolio.

Response:  The Portfolio in which the Fund invests may engage in derivatives to enhance total return, to seek to hedge against fluctuations in currency exchange rates and/or as a substitute for the purchase or sale of securities or currencies.  The MDFP describes the Fund’s positioning that had a material impact on Fund performance over the reporting period.  The discussion relates to positions in various instruments, including derivatives.

Eaton Vance Variable Funds

12.

Comment:  Please include disclosure in the footnotes to the Financial Highlights:  “does not include fees and expenses imposed by variable annuity contracts.  If it did, performance would be lower.”

Response:  The Registrant acknowledges the above comment and will include such information in the footnotes to the Financial Highlights in future shareholder reports of the Variable Funds.

Worldwide Health Sciences Portfolio

13.

Comment: The Staff notes that the Portfolio had $5.2 million in foreign tax reclaims receivable as of August 2016.  Please explain supplementally which country this receivable relates to, and please describe how long such receivable has remained outstanding.

Response:  The foreign tax reclaims receivable as of August 31, 2016 was primarily due from Switzerland, with individual amounts outstanding for periods ranging from 0.5 to 4.5 years.

Eaton Vance Closed-End Funds

14.

Comment:  As noted previously, please include a line item in the Statement of Assets and Liabilities entitled “Commitment and Contingent Liabilities,” in accordance with Regulation S-X 6-04.15 for all applicable closed end funds.

Response:  Please see the response at item 9.

U.S. Securities and Exchange Commission

June 1, 2017

15.

Comment:  Please confirm if the following transactions have been appropriately disclosed in accordance with ASC 850-10-50, to the extent known:

a.

shareholders of the Fund that are other funds or entities managed by the same adviser; and

b.

other shareholders that are affiliates of the fund, including management.

Response:  Registrant confirms that to the extent known, ownership of shares by shareholders described in a. and b. above, if material, would have been disclosed in the Notes to the Financial Statements.

16.

Comment:  The Staff notes that certain closed-end funds had differing offering costs on their Statements of Assets and Liabilities regarding preferred shares.  Please explain if funds considered ASC 2015-03 in order to simplify the presentation of issuance costs as it relates to the new standard. Please confirm whether the funds have determined if the standard is applicable to preferred shares offering.

Response:  For closed-end funds that have issued Variable Rate Term Preferred Shares or Institutional MuniFund Term Preferred Shares, which are considered debt for financial reporting purposes, the Registrant has determined that the provisions of ASC 2015-03, including the treatment of debt issuance costs, are applicable.

Eaton Vance Short-Duration Diversified Income Fund

17.

Comment:  The Staff notes that the fund has 53.1% investment in bank loans. If the fund receives any consent fees or amendment income, please describe the accounting for this income in the Notes to the Financial Statements and disclose the amounts separately from interest income per Regulation 6-07.1.  The Staff notes that this comment applies to all funds with significant investment in bank loans.

Response: Fee income from investments in bank loans was less than 0.5% of total investment income and was included in interest income on the Statement of Operations. The line item on the Statement of Operations should more appropriately have been called “Interest and Other Income” in this situation, in accordance with the Fund’s disclosure policy, and the reference to “other income” was inadvertently omitted. The Registrant will ensure that the appropriate categorization of all line items on the Statement of Operations will be reflected in future filings.  The Registrant believes that the accounting policy for amendment fee income as included in Note 1C is adequate.

Form N-SAR

Tax-Managed Growth Fund 1.0

18.

Comment:  Please explain why the fund did not file an internal control letter filed with NSAR-B filed on February 28, 2017.

Response:  An amended Form NSAR-B was filed on May 5, 2017, to include the required internal control letter, which was inadvertently omitted from the original filing.

U.S. Securities and Exchange Commission

June 1, 2017

Tax-Managed International Equity Portfolio

19.

Comment:  The Staff notes that the internal control letter submitted with NSAR-B filed on December 29, 2016 does not have the auditor’s signature.  Please amend the filing.

Response:  An amended Form NSAR-B was filed on May 5, 2017, to include an internal control letter with the auditor’s signature.

Eaton Vance Senior Floating Rate Fund

20.

Comment: The Staff notes that the accountant’s report filed as an exhibit to NSAR-B does not have the name or signature of the audit firm.  Please amend the filing.

Response:  An amended Form NSAR-B was filed on May 5, 2017, to include an internal control letter with the name and signature of the audit firm.

Form N-1A

Eaton Vance Focused Growth Opportunities Fund and Eaton Vance Focused Value Opportunities Fund

21.

Comment:  Please explain why ETF Risk and Securities Lending Risk are shown as principal risks of investing in the funds.

Response:  The funds may invest in ETFs or engage in securities lending up to the limitations imposed by the Investment Company Act of 1940 (“1940 Act”), as amended, and may do so as part of their principal strategies.

Eaton Vance Hexavest International Equity Fund, Eaton Vance Hexavest Emerging Markets Equity Fund and Eaton Vance Hexavest Global Equity Fund

22.

Comment:  Please ensure shareholder concentration risk is adequately addressed in the prospectuses.  Please address with respect to all funds in the Eaton Vance fund complex with similar concentration.

Response:  The Registrant notes that disclosure is included in the funds statutory prospectus, under the “Investment Objective & Principal Strategies and Risks - General,” which discloses that redemptions by large shareholders could affect the Fund.

Core Bond Portfolio

23.

Comment:  The portfolio turnover rate for the Portfolio was greater than 100% for all years presented in the Financial Highlights. Please explain why high portfolio turnover risk is not disclosed as a principal risk of investing in the fund.

Response:  Disclosure related to the risks associated with high portfolio turnover rates has been added to the summary section of the Fund’s prospectus dated May 1, 2017.

U.S. Securities and Exchange Commission

June 1, 2017

Eaton Vance Hedged Stock Fund

24.

Comment:  Please explain why high portfolio turnover risk is not disclosed as a principal risk of investing in the fund.

Response:  Disclosure related to the risks associated with high portfolio turnover rates will be considered for inclusion into the summary section of the Fund’s prospectus during the next annual update, if applicable.

25.

Comment:  Please explain why ETF risk is shown as a principal risk of investing in the fund.

Response:  The fund may invest in ETFs up to the limitations imposed by the 1940 Act, and may do so as part of its principal strategies.

Parametric International Equity Fund and Parametric Emerging Markets Fund

26.

Comment: Please explain why ETF risk, Derivatives risk, and Securities Lending risk are considered principal risks of investing in the fund.

Response: The funds may invest in ETFs or derivatives, or engage in securities lending up to the limitations imposed by the 1940 Act, and may do so as part of their principal strategies.

Eaton Vance National Limited Maturity Municipal Income Fund

27.

Comment:  Please consider moving the following disclosure included in the fund’s summary prospectus dated August 1, 2016 to the Statutory Prospectus:

“The Fund may purchase or sell derivative instruments (such as residual interest bonds, futures contracts and options thereon, interest rate and total return swaps, and forward rate contracts) for hedging purposes, to seek total return or as a substitute for the purchase or sale of securities. There is no stated limit on the Fund’s use of derivatives.”

Response: The Fund has invested in derivatives historically and such instruments are part of its principal investment strategy.

Eaton Vance Greater China Growth Fund

28.

Comment:  Please consider moving the following disclosure included in the fund’s summary prospectus dated January 1, 2017 to the Statutory Prospectus:

“The Fund may engage in derivative transactions such as forward foreign currency exchange contracts to attempt to mitigate the adverse effects of foreign currency fluctuations during the period between the purchase of a security and its settlement.  The Fund may also seek to gain exposure to common stocks through the use of equity-linked securities (such as participation notes (“p-notes”)).  The Fund expects to use p-notes to invest indirectly in certain stocks that trade in a market that restricts foreign investors, such as the Fund, from investing directly in the market.  The Fund’s investments in equity-linked securities will not exceed 10% of the Fund’s net assets.”

Response: The Registrant intends to make changes consistent with this comment in the fund’s registration statement annual update.

U.S. Securities and Exchange Commission

June 1, 2017

Eaton Vance Worldwide Health Sciences Fund

29.

Comment:  Please consider moving the following disclosure included in the fund’s summary prospectus dated January 1, 2017 to the Statutory Prospectus:

“The Fund may engage in derivative transactions to seek return, to hedge against fluctuations in securities prices or currency exchange rates, or as a substitute for the purchase or sale of securities or currencies. The Fund expects to use derivatives primarily to seek to generate income by writing covered call options or put options. The Fund may also enter into a combination of option transactions on individual securities. In addition, the Fund may seek to hedge against fluctuations in currency exchange rates through the use of forward foreign currency exchange contracts. Permitted derivatives include: the purchase or sale of forward or futures contracts; options on futures contracts; exchange-traded and over-the-counter options; equity collars and equity swap agreements. There is no stated limit on the Fund’s use of derivatives. The Fund may also engage in covered short sales (on individual securities held or on an index or basket of securities whose constituents are held in whole or in part or for which liquid assets have been segregated).”

Response:  Derivatives may be used as part of the Fund’s principal investment strategy.  As reflected in the Fund’s semi-annual report dated February 28, 2017, the Fund currently engages in options transactions.  As such, the Fund believes the noted disclosure should remain in the summary prospectus.

Eaton Vance Tax-Managed Growth Fund 1.1 and Eaton Vance Tax-Managed Growth Fund 1.2

30.

Comment: Please explain why ETF risk and Securities Lending risk are considered principal risks of investing in the funds.

Response:  The funds may invest in ETFs or engage in securities lending up to the limitations imposed by the 1940 Act, and may do so as part of their principal strategies.

Eaton Vance Parametric Tax Managed Emerging Markets Fund

31.

Comment: Please explain why Derivatives risk, ETF risk, and Securities Lending risk are considered principal risks of investing in the fund.

Response:  The fund may invest in ETFs or engage in securities lending up to the limitations imposed by the 1940 Act, and may do so as part of its principal strategies.

Eaton Vance Core Plus Bond Fund

32.

Comment:  The Staff notes that the fund has 29.9% investment in the Eaton Vance Cash Reserves Fund, LLC, however, there is no mention of investments in money market funds or temporary or defensive positions within the principal investment strategies or the principal risks of investing in the fund.  Please explain.

Response: Investing in cash and cash equivalents is not a principal strategy of the Fund.  Instruction 6 to Item 9(b) of Form N-1A requires a fund to disclose whether it may from time to time, take temporary defensive positions that are inconsistent with the Fund’s principal investment strategies in attempting to respond to adverse market, economic, political, or other conditions.  The Fund’s statutory prospectus discloses under “Investment Objective & Polices and Risks – General” that the Fund may invest up to 100% of its assets in cash or cash equivalents temporarily, which may be inconsistent with its investment objective(s), principal investment strategies and other policies.  The MDFP included in the shareholder report

U.S. Securities and Exchange Commission

June 1, 2017

disclosed that the Fund maintained a relatively high cash position at September 30, 2016 in response to a range of economic and political uncertainties, including the 2016 U.S. presidential election, Britain’s Brexit vote to leave the European Union, and the health of several European banks.  The prospectus also discloses under “Investment Objective & Policies and Risks – Cash and Cash Equivalents” that the Fund may invest in an affiliated money market fund.

Emerging Markets Income Portfolio

33.

Comment:  Investing in cash and cash equivalents is not a principal strategy of the Fund.  The Staff notes that the fund had approximately 12% investment in the Eaton Vance Cash Reserves Fund, LLC, however, there is no mention of investments in money market funds or temporary or defensive positions within the principal investment strategies or the principal risks of investing in the fund.  Please explain.

Response:  Investing in cash and cash equivalents is not a principal strategy of the Fund.  Instruction 6 to Item 9(b) of Form N-1A requires a fund to disclose whether it may from time to time, take temporary defensive positions that are inconsistent with the Fund’s principal investment strategies in attempting to respond to adverse market, economic, political, or other conditions.  The Fund’s statutory prospectus discloses under “Investment Objective & Policies and Risks – General” that the Fund may invest up to 100% of its assets in cash or cash equivalents temporarily, which may be inconsistent with its investment objective(s), principal investment strategies and other policies.  The prospectus also discloses under “Investment Objective & Policies and Risks – Cash and Cash Equivalents” that the Fund may invest in an affiliated money market fund.

Eaton Vance Richard Bernstein Equity Strategy Fund

34.

Comment:  The Staff notes that the fund had 10.5% investment in the Eaton Vance Cash Reserves Fund, LLC, however, there is no mention of investments in money market funds or temporary or defensive positions within the principal investment strategies or the principal risks of investing in the fund.  Please explain.

Response:  Investing in cash and cash equivalents is not a principal strategy of the Fund.  Instruction 6 to Item 9(b) of Form N-1A requires a fund to disclose whether it may from time to time, take temporary defensive positions that are inconsistent with the Fund’s principal investment strategies in attempting to respond to adverse market, economic, political, or other conditions.  The Fund’s statutory prospectus discloses under “Investment Objective & Policies and Risks – General” that the Fund may invest up to 100% of its assets in cash or cash equivalents temporarily, which may be inconsistent with its investment objective(s), principal investment strategies and other policies.  The prospectus also discloses under “Investment Objective & Policies and Risks – Cash and Cash Equivalents” that the Fund may invest in an affiliated money market fund.

Eaton Vance Global Macro Capital Opportunities Fund

35.

Comment:  The Staff notes that the fund had approximately 26.2% held in the Financials sector.  Please ensure that sector risk is adequately disclosed.

Response:  The Registrant intends to include additional disclosure regarding sector risk during the fund’s 2017 registration statement annual update.

U.S. Securities and Exchange Commission

June 1, 2017

Eaton Vance Greater China Growth Fund

36.

Comment:  The Staff notes that the fund had approximately 28.8% held in the Financials sector and 28.3% held in the Information Technology sector.  Please explain supplementally whether sector risk is adequately disclosed.

Response: The fund believes that the inclusion of additional risk disclosure regarding the fund’s investment in the Financial or Information Technology sectors is not necessary at this time, as it is not a policy of the fund to invest more than 25% in a particular sector and the fund does not have a policy of concentrating in any industry. The Registrant also notes that the fund’s positioning is proportionate to that of its benchmark, the MSCI Golden Dragon Index, which is currently weighted at approximately 24% in Financials sector and 34% in the Information Technology sector

Eaton Vance VT Large-Cap Value Fund

37.

Comment: The disclosure indicates that the portfolio managers generally consider large-cap companies to be those companies having market capitalizations equal to or greater than $3 billion.  Please explain supplementally why management considers this to be a large-cap company.  Please refer to the Frequently Asked Questions about Rule 35d-1 (Investment Company Names), dated December 4, 2001, Question 6.

Response:  Eaton Vance VT Large-Cap Value fund was liquidated on April 28, 2017.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-8305.

Very truly yours,

/s/ Maureen Gemma

Maureen Gemma

Vice President

U.S. Securities and Exchange Commission

June 1, 2017

Schedule A

File No.	Registrant	Filing(s) Referenced in Comments
December 31,2015 Financial Statements
811-09833	Core Bond Portfolio	N-CSR filed on 12/26/2016; PEA 162 filed 4/28/2016
811-08548	Large Cap Value Portfolio
811-21121	Growth Portfolio
811-08340	Greater India Portfolio
811-22336	Stock Portfolio
811-08014	Dividend Builder Portfolio
811-04015	Eaton Vance Mutual Funds Trust on behalf of: • Eaton Vance Tax-Managed Growth Fund 1.1 • Eaton Vance Tax-Managed Growth Fund 1.2 • Eaton Vance Stock Fund	PEA filed 4/28/2016
811-07409	Tax Managed Growth Portfolio
811-21670	Eaton Vance Enhanced Equity Income Fund II
January 31, 2016 Financial Statements
811-08134

Eaton Vance Municipals Trust II on behalf of:

•

Eaton Vance High Yield Municipal Income Fund

•

Eaton Vance Tax-Advantaged Bond Strategies Intermediate Term Municipal Fund

•

Eaton Vance Tax-Advantaged Bond Strategies Long Term Fund

•

Eaton Vance Tax-Advantaged Bond Strategies Short Term Municipal Fund

•

Eaton Vance TABS 10-to-20 Year Laddered Municipal Bond Fund

•

Eaton Vance TABS 1-to-10 Year Laddered

811-04015	Eaton Vance Special Investment Trust on behalf of: • Parametric Emerging Markets Fund • Parametric International Equity Fund • Parametric Commodity Strategy Fund	N-CSR Filed 3/28/2016
811-22777	Eaton Vance Municipal Income 2028 Term Trust
February 29, 2016 Financial Statements
811-01241	Eaton Vance Growth Trust on behalf of: • Eaton Vance Focused Growth Opportunities Fund • Eaton Vance Focused Value Opportunities Fund	N-CSR Filed 4/26/2016
811-04015	Eaton Vance Mutual Funds Trust on behalf of Parametric Dividend Income Fund	N-CSR Filed 4/26/2016

U.S. Securities and Exchange Commission

June 1, 2017

March 31, 2016 Financial Statements
811-21323	Eaton Vance Limited Duration Income Fund
811-22269	Eaton Vance National Municipal Opportunities Trust
811-04443

Eaton Vance Investment Trust on behalf of:

•

Eaton Vance Floating-Rate Municipal Income Fund

•

Eaton Vance National Limited Maturity Municipal Income Fund

•

Eaton Vance Short Duration Municipal Opportunities Fund (formerly Eaton Vance Massachusetts Limited Maturity Municipal Income Fund)

•

Eaton Vance New York Municipal Opportunities Fund (formerly Eaton Vance New York Limited Maturity Municipal Income Fund)

N-CSR Filed 5/25/2016; PEA 69 filed 7/28/2016
May 31, 2016 Financial Statements
811-21574	Eaton Vance Floating-Rate Income Trust
June 30, 2016 Financial Statements
811-09013	Eaton Vance Senior Income Trust
811-02258	Eaton Vance Series Trust II on behalf of Eaton Vance Parametric Tax Managed Emerging Markets Fund	PEA 103 filed on 10/26/2016
July 31, 2016 Financial Statements
811-04409

Eaton Vance Municipals Trust on behalf of:

•

Eaton Vance Arizona Municipal Income Fund

•

Eaton Vance Connecticut Municipal Income Fund

•

Eaton Vance Minnesota Municipal Income Fund

•

Eaton Vance Municipal Opportunities Fund

•

Eaton Vance New Jersey Municipal Income Fund

•

Eaton Vance Pennsylvania Municipal Income Fund

N-CSR Filed 9/27/2016
811-01241	Eaton Vance Growth Trust on behalf of: • Eaton Vance Hexavest International Equity Fund • Eaton Vance Hexavest Emerging Markets Equity Fund • Eaton Vance Hexavest Global Equity Fund	N-CSR filed on 9/27/2016
August 31, 2016 Financial Statements
811-21400	Eaton Vance Tax Advantaged Dividend Income Fund
811-01241

Eaton Vance Growth Trust on behalf of:

•

Eaton Vance Greater China Growth Fund

•

Eaton Vance Worldwide Health Sciences Fund

•

Eaton Vance Richard Bernstein All Asset Strategy Fund

•

Eaton Vance Richard Bernstein Equity Strategy Fund

PEA 193 filed on 12/22; N-CSR filed on 10/27/2016
811-07723	Worldwide Health Sciences Portfolio	N-CSR filed on 10/27/2016

U.S. Securities and Exchange Commission

June 1, 2017

August 31, 2016 Financial Statements - Continued
811-04409

Eaton Vance Municipals Trust on behalf of:

•

Eaton Vance Georgia Municipal Income Fund

•

Eaton Vance Maryland Municipal Income Fund

•

Eaton Vance Missouri Municipal Income Fund

•

Eaton Vance North Carolina Municipal Income Fund

•

Eaton Vance Oregon Municipal Income Fund

•

Eaton Vance Oregon Municipal Income Fund

•

Eaton Vance South Carolina Municipal Income Fund

•

Eaton Vance Virginia Municipal Income Fund

September 30, 2016 Financial Statements
811-04409

Eaton Vance Municipals Trust on behalf of:

•

Eaton Vance Massachusetts Municipal Income Fund

•

Eaton Vance National Municipal Income Fund

•

Eaton Vance New York Municipal Income Fund

•

Eaton Vance Ohio Municipal Income Fund

•

Eaton Vance California Municipal Opportunities Fund

811-04015	Eaton Vance Mutual Funds Trust on behalf of: • Eaton Vance AMT-Free Municipal Income Fund • Eaton Vance Core Plus Bond Fund	N-CSR filed on 11/25/2016
811-01241	Eaton Vance Growth Trust on behalf of: • Eaton Vance Atlanta Capital Focused Growth Fund • Eaton Vance Atlanta Capital Select Equity Fund • Eaton Vance Atlanta Capital SMID-Cap Fund
811-10609	SMID-Cap Portfolio
811-21224	Eaton Vance Michigan Municipal Bond Fund
811-21147	Eaton Vance California Municipal Bond Fund
811-21217	Eaton Vance California Municipal Bond Fund II
811-21614	Eaton Vance Enhanced Equity Income Fund
811-21225	Eaton Vance Massachusetts Municipal Bond Fund
811-21142	Eaton Vance Municipal Bond Fund
811-21219	Eaton Vance Municipal Bond Fund II
811-21229	Eaton Vance New Jersey Municipal Bond Fund
811-21148	Eaton Vance New York Municipal Bond Fund
811-21218	Eaton Vance New York Municipal Bond Fund II
811-21226	Eaton Vance Ohio Municipal Bond Fund
811-21227	Eaton Vance Pennsylvania Municipal Bond Fund

U.S. Securities and Exchange Commission

June 1, 2017

October 31, 2016 Financial Statements
811-04015	Eaton Vance Mutual Funds Trust on behalf if: • Eaton Vance Global Income Builder Fund	N-CSR filed on 12/28/2016
• Eaton Vance Global Macro Absolute Return Advantage Fund
• Eaton Vance Global Macro Absolute Return Fund
• Eaton Vance Government Obligations Fund
• Eaton Vance High Income Opportunities Fund
• Eaton Vance Multi-Strategy Absolute Return Fund
• Eaton Vance Multi-Strategy All Market Fund
• Eaton Vance Short Duration Government Income Fund
• Eaton Vance Short Duration Strategic Income Fund
• Eaton Vance Tax-Managed Equity Asset Allocation Fund
• Eaton Vance Tax-Managed Global Dividend Income Fund
• Eaton Vance Tax-Managed International Equity Fund
• Eaton Vance Tax-Managed Multi-Cap Growth Fund
• Eaton Vance Tax-Managed Small-Cap Fund
• Eaton Vance Tax-Managed Global Small-Cap Fund
• Eaton Vance Tax-Managed Value Fund
• Eaton Vance Floating-Rate & High Income Fund
• Eaton Vance Floating-Rate Advantage Fund
• Eaton Vance Global Macro Capital Opportunities Fund
• Floating Rate Fund
• Eaton Vance Diversified Currency Income Fund
• Eaton Vance Emerging Markets Local Income Fund
811-10065	Tax Managed Small-Cap Portfolio
811-10387	Tax Managed Value Portfolio
811-10389	Tax-Managed International Equity Portfolio	NSAR-B filed on 12/29/2016
811-09837	Tax-Managed Multi-Cap Growth Portfolio
811-10599	Tax-Managed Global Small-Cap Portfolio
811-22662	Short Duration High Income Portfolio
811-08464	High Income Opportunities Portfolio
811-22350	Global Opportunities Portfolio
811-23145	Global Income Builder Portfolio
811-22427	MSAR Completion Portfolio
811-08876	Senior Debt Portfolio
811-08012	Government Obligations Portfolio
811-22896	Global Macro Capital Opportunities Portfolio
811-09987	Eaton Vance Floating Rate Portfolio
811-22049	International Income Portfolio
811-22048	Emerging Markets Local Income Portfolio	N-CSR filed 12/28/2016

U.S. Securities and Exchange Commission

June 1, 2017

October 31, 2016 Financial Statements - Continued
811-10391	Boston Income Portfolio
811-02258	Eaton Vance Series Trust II on behalf of Eaton Vance Income Fund of Boston
811-08342	Global Macro Portfolio
811-01545	Eaton Vance Special Investment Trust on behalf of: • Eaton Vance Multisector Income Fund • Eaton Vance Commodity Strategy Fund • Eaton Vance Short Duration Real Return Fund
811-22424	Global Macro Absolute Return Advantage Portfolio
811-21411	Eaton Vance Senior Floating Rate Trust (formerly Eaton Vance Senior Floating Rate Fund)	NSAR-B filed on 12/29/2016
811-22786	Multisector Income Portfolio
811-21519	Eaton Vance Tax Advantaged Global Dividend Opportunities Fund
811-21973	Eaton Vance Tax Managed Global Diversified Equity Income Fund
811-21470	Eaton Vance Tax-Advantaged Global Dividend Income Fund
811-21832	Eaton Vance Tax-Managed Diversified Equity Income Fund
811-21563	Eaton Vance Short-Duration Diversified Income Fund	N-CSR filed 12/22/2016
811-21132	Short-Term U.S. Government Portfolio
November 30, 2016 Financial Statements
811-01545	Eaton Vance Special Investment Trust on behalf of Eaton Vance Hedged Stock Fund	N-CSR Filed on 1/25/2017
811-09157	Eaton Vance California Municipal Income Trust
811-09147	Eaton Vance Massachusetts Municipal Income Trust
811-09153	Eaton Vance Michigan Municipal Income Trust
811-09141	Eaton Vance Municipal Income Trust
811-09155	Eaton Vance New Jersey Municipal Income Trust
811-09145	Eaton Vance New York Municipal Income Trust
811-09149	Eaton Vance Ohio Municipal Income Trust
811-09151	Eaton Vance Pennsylvania Municipal Income Trust
December 31, 2016 Financial Statements
811-01545

Eaton Vance Special Investment Trust on behalf of:

•

Eaton Vance Balanced Fund

•

Eaton Vance Dividend Builder Fund

•

Eaton Vance Greater India Fund

•

Eaton Vance Growth Fund

•

Eaton Vance Core Bond Fund

•

Eaton Vance Large-Cap Value Fund

•

Eaton Vance Real Estate Fund

•

Eaton Vance Small-Cap Fund

•

Eaton Vance Global Small-Cap Fund

•

Eaton Vance Special Equities Fund

U.S. Securities and Exchange Commission

June 1, 2017

December 31, 2016 Financial Statements - Continued
811-22044	Eaton Vance Risk-Managed Diversified Equity Income Fund
811-22380	Eaton Vance Tax-Advantaged Bond & Option Strategies Fund
811-21676	Eaton Vance Tax-Managed Buy-Write Income Fund
811-21735	Eaton Vance Tax-Managed Buy-Write Opportunities Fund
811-21745	Eaton Vance Tax-Managed Global Buy-Write Opportunities Fund
811-02589	Eaton Vance Series Trust on behalf of Tax-Managed Growth Fund 1.0	N-CSR filed 2/27/2017
811-10067	Eaton Vance Variable Trust on behalf of: • Eaton Vance VT Floating-Rate Income Fund • Eaton Vance VT Large-Cap Value Fund (liquidated as of 4/28/2017)	N-CSR filed 2/27/2017